EXHIBIT 3(a)

Peoples Energy Corporation

Resolutions Amending By-Laws

RESOLVED, That, effective as of the close of business on April 2, 2003, Section 3.3 of Article III of the By-Laws of the Company be, and hereby is, amended to read in its entirety as follows:

SECTION 3.3 Special Meetings. Special meetings of the Board may be called at any time by the Chairman of the Board, the Lead Director, or by any two directors, by causing the Secretary to send by personal delivery, mail, overnight courier, telegram or facsimile, to each director, not less than three days before the time of such meeting, a written notice stating the time and place of such meeting. Notice of any meeting of the Board may be waived by any director.

Dated as of: April 2, 2003

RESOLVED, That, effective June 4, 2003, Section 3.1 of Article III of the By-Laws of the Company be, and hereby is, amended to increase the number of members constituting the Board of Directors from ten to eleven.

Dated as of: June 4, 2003